

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank, Johannesburg, 2196
South Africa

> **Re: Sasol Limited**
> **Form 20-F for the Year Ended June 30, 2007**
> **Filed November 21, 2007**
> **File No. 1-31615**

Dear Ms. Ramon:

We have reviewed your Form 20-F for the Year Ended June 30, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note in the "Regional Office: Dubai" section of your website that Sasol Middle East supplies and serves several countries, including Syria, and that G.D. Portbury Limited, operating as Sasol Gulf, supplies and serves several regions, including East Africa. Your filing does not include any specific information regarding business contacts with Syria or with Sudan, which is located in eastern Africa. Syria and Sudan are countries identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria or Sudan, if any, whether through direct or indirect

arrangements. Your response should describe in reasonable detail any products, technology, and services you have provided into those countries, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by them.

2.   Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Syria and Sudan.

Form 20-F for the Year Ended June 30, 2007

Operating and Financial Review and Prospects, page 126

General

3.   Expand your discussion throughout this section to discuss fully the causes of material changes to your financial results. We note the discussion of your results in your 2007 Annual Report posted on your website which contains details not found in the MD&A in your 20-F.   The purpose of this section in the 20-F is to provide management's explanation of factors that have affected your financial condition and results of operations *and* management's assessment of factors and

trends which are anticipated to have a material effect on your financial condition and results of operations in future periods. Refer to Item 5 of Form 20-F. As examples only, we note the following:

- We note the discussion of engineering contract costs on page 135 of the 20-F, and your statement that a shortage of engineering resources is straining the industry and "may impact our project plans and growth ambitions." Quantify the impact this shortage is having, and may have, on your operations, especially in light of the planned expansions of your synfuels business. We further note the disclosure in your July 2007 investor newsletter on page 6 that this shortage has affected your ability to implement major capital projects in line with initial timelines and within budget, especially in regard to Project Turbo and the third octene train.

- In your discussion of the 2007 results of your synfuels business on page 154 of the Form 20-F, you say that production volume decreased due to maintenance shutdowns and "instability in your support utilities," which also impacted 2006 results. We note the statement on page 11 in your 2007 Annual Report that "Interruptions in power supply have become more frequent…." Expand your discussion in the Form 20-F to state whether this trend is expected to continue and, if so, its impact across this reporting segment.

- In the discussion of your synfuels business in your 2007 Annual report on page 33, you note your plan to expand production capacity 20% over the next nine years, adding the equivalent of 30,000 barrels per day to production volumes. Expand your discussion in the Form 20-F to quantify the impact this potential project will have on your operations.

- In the discussion of your synfuels business in your 2007 annual report on page 33, you discuss Project Mafutha, and state that you have earmarked significant funds for this project. We note your statement that, "Apart from its obvious strategic importance, we estimate that the plant, the residential area and all its supporting utilities will add around one percent to the country's GDP and create thousands of new jobs." Expand your discussion in the Form 20-F to quantify the impact this potential project will have on your operations.

Sasol Oil - Results of Operations, page 156

4.   We note your discussion of the results for this business and that you had to increase imports due, in part, to "…difficulties at the Sasol Synfuels operations." Please explain what you mean by this statement.

Liquidity and Capital Resources, page 177

5.   Expand your discussion in this section to specifically discuss the impacts that known trends will have on your future liquidity. As examples only, discuss the impacts that Project Mafutha, the expansion of the capacity of your synfuels plant, and your BEE initiative involving the buyback of 10% of your stock will have on your future liquidity.

Compensation, page 192

6.   Tell us whether the "Remuneration Report" by the Compensation Committee that appears in your 2007 Annual Report is required by South African law. If it is so required, include it in the Form 20-F.

Notes to the Consolidated Financial Statements, page F-7

Note 9 Goodwill, page F-51

7.   Within the table reconciling beginning and end of the year goodwill, you present a line item identified as 'Reversal of fair value write-down of disposal group held for sale'. This description appears to imply you are reversing an impairment loss on goodwill. As such, please tell us how this reversal is consistent with the guidance in paragraph 124 of IAS 36.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

                           Sincerely,

                           H. Roger Schwall
                           Assistant Director